Exhibit 99.1

Wheaton Precious Metals Announces the Acquisition of a Gold Stream from Allied Gold's Kurmuk Project

VANCOUVER, BC, Dec. 5, 2024 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("WPMI") has entered into a definitive Precious Metals Purchase Agreement (the "Gold Stream") with Allied Gold Corporation and its wholly owned subsidiary Allied Gold Services Inc. (together, "Allied"), in respect of the Kurmuk Project located in Ethiopia (the "Project" or "Kurmuk").

"Wheaton is pleased to announce a streaming agreement with Allied to advance the construction of the Kurmuk project, which is set to be the first commercial gold mine in Ethiopia," said Randy Smallwood, President and CEO of Wheaton Precious Metals. "This fully permitted, high quality development project offers significant exploration potential, supported by a team at Allied with a proven operating track record. We are excited to partner with Allied to unlock opportunities that empower the local communities and help drive the growth of Ethiopia's emerging metals and mining sector."

"We are delighted to partner with Wheaton on this streaming financing. This began as a multi-party process although it soon became apparent to us that Wheaton would be our partner of choice. They conducted detailed and extensive diligence, were supportive of our efforts, worked with us in evaluating and considering optimization opportunities and recognized the inherent value of our Kurmuk project, a value that we believe significantly exceeds the value implied in our share price. We take our sustainability programs seriously, and it was a delight to see Wheaton not only support these programs but provide suggested improvements. We also welcome Wheaton as a shareholder with a share position acquired in Allied's recent overnight marketed equity financing." commented Peter Marrone, Chairman and CEO of Allied Gold Corporation. "The stream financing now allows us to complete the gold prepay which is the final component of our planned comprehensive financing package for the development of the Kurmuk project. The gold prepay is expected to be led by the lending syndicate for Allied's revolving credit facility, with proceeds available to Allied following the completion of the stream financing. We expect the Kurmuk mine will become one of the more significant precious metal mines in the world delivering significant production and cash flow following its construction."

Transaction Key Terms
(All values in US$ unless otherwise noted)

•	Gold Stream Upfront Consideration: WPMI will pay Allied total upfront cash consideration of US$175 million (the "Deposit") in four equal installment payments during construction, subject to certain customary conditions.
•	Streamed Metal: WPMI will purchase 6.7% of the payable gold until a total of 220 thousand ounces ("Koz") of gold has been delivered, at which point WPMI will purchase 4.8% of the payable gold for the life of mine. During any period in which debt exceeding US$150 million ranks ahead of the Gold Stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop-down threshold is reached. Payable gold is calculated using a fixed payable factor of 99.95%.
•	Production Profile[1]: Attributable Gold Stream production is forecast to average over 16 Koz of gold per year for the first ten years of production. The Project is forecast to have an 11-year mine life based on reserves alone with additional upside from resources and significant exploration potential. First production is anticipated in mid-2026.
•	Production Payments: WPMI will make ongoing payments for the gold ounces delivered equal to 15% of the spot price of gold
•	Incremental Reserves and Resources[1]: The addition of the Kurmuk Project will increase Wheaton's total estimated Proven and Probable Mineral gold reserves by 0.18 million ounces ("Moz"), Measured and Indicated Mineral gold resources by 0.03 Moz and Inferred gold resources by 0.02 Moz.
•	Other Considerations:
•	The Gold Stream will include a customary completion test based on expected gold production and expected mining rates.
•	WPMI has obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions relative to the Kurmuk Project.
•	In the event of a change of control prior to the earlier of completion and January 1, 2027, Allied will have an option to buyback one third of the stream.
•	The Gold Stream will cover the existing mining license for the Kurmuk Project and until 255Koz of payable gold are delivered to WPMI, an additional 50km radius around the mining license.
•	Allied and certain subsidiaries will provide WPMI with corporate guarantees and certain other security. Other Allied subsidiaries will provide guarantees and security in respect of the Sadiola Mine pending the delivery of certain Kurmuk related security
•	Allied is expected to comply in all material respects with the International Finance Corporation's Performance Standards on Environmental and Social Sustainability, the Voluntary Principles on Security and Human Rights, the Global Industry Standard on Tailings Management, and WPMI's Partner/Supplier Code of Conduct, which outlines Wheaton's expectations in regard to environmental, social and governance ("ESG") matters.
•	The Company participated in Allied's equity financing completed on October 18, 2024 in the amount of C$20.15 million, with gross proceeds totalling C$221 million.

Financing the Transactions
As at September 30, 2024, the Company had approximately $694 million of cash on hand and believes that when combined with the liquidity provided by the available credit under the $2 billion revolving term loan and ongoing operating cash flows, WPMI is well positioned to fund the acquisition of the Gold Stream as well as all outstanding commitments and known contingencies and provides flexibility to acquire additional accretive mineral stream interests.

About Allied and the Kurmuk Project
Allied Gold Corporation (TSX: AAUC, OTCQX: AAUCF) is an international gold mining company with a diversified portfolio of long-life assets that have significant near-term growth upside.

The Kurmuk Project is an advanced stage development project in the Benishangul-Gumuz region of Ethiopia. The project involves a two-phase development plan requiring a total capital investment of approximately $500 million. The initial phase of early works was completed mid-2024, and Allied anticipates capital expenditures to reach approximately $100 million in 2024. Construction activities are progressing well to date and the project remains on schedule with production expected to begin by the second quarter of 2026. The project aims to achieve an average annual gold production of approximately 270Koz over the first five years and sustain an average of over 240Koz annually over a 10-year mine life, at All-in sustaining costs of approximately $1000 per ounce. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project's expansive 1,450 km² exploration territory.

Attributable Gold Mineral Reserves and Mineral Resources - Kurmuk Project

Category	Tonnage Mt	Grade Au g/t	Contained Au Moz

Proven	1.5	1.51	0.07
Probable	2.6	1.35	0.11
P&P	4.1	1.41	0.18
Measured	0.2	1.30	0.01
Indicated	0.5	1.35	0.02
M&I	0.6	1.34	0.03
Inferred	0.4	1.62	0.02

Notes on Mineral Reserves & Mineral Resources:

1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101").
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
	a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
	b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering), both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.
5.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Kurmuk Project Mineral Reserves and Mineral Resources are reported as of December 31, 2023.
7.	Kurmuk Project Mineral Reserves are reported above gold grade cut-offs ranging from 0.30 to 0.45 grams per tonne assuming $1,500 per ounce gold.
8.	Kurmuk Project Mineral Resources are reported above a gold grade cut-off of 0.5 grams per tonne assuming a gold price of $1,800 per ounce.
9.	The Gold Stream provides that Allied will deliver gold equal to 6.7% of the payable gold until a total of 220 Koz of gold has been delivered, subject to adjustment if there are delays in deliveries relative to an agreed schedule, then 4.8% of the payable gold for the life of the mine.

Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

About Wheaton Precious Metals

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

______________________
1) Please refer to the Attributable Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with the Kurmuk Project including accompanying footnotes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's Precious Metals Purchase Agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	payment by WPMI of $175 million to Allied and the satisfaction of each party's obligations in accordance with the Gold Stream;
•	the receipt by WPMI of gold production in respect of the Project;
•	the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations;
•	the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;
•	the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton;
•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton's production mix;
•	the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company's business structure;
•	the Company's assessment of taxes payable, including taxes payable under the GMT, and the impact of the CRA Settlement, and the Company's ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company's assessment of the impact of any tax reassessments;
•	the Company's intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company's climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks relating to the satisfaction of each party's obligations in accordance with the terms of the Gold Stream;
•	risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all);
•	risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
•	absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•	risks related to the satisfaction of each party's obligations in accordance with the terms of the Company's PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	Wheaton's interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated, or the ability of the Company to pay such taxes as and when due;
•	any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•	risks related to any potential amendments to Canada's transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance's consultation paper released June 6, 2023;
•	risks relating to Wheaton's interpretation of, compliance with, or application of the GMT, including Canada's GMTA and the legislation enacted in Luxembourg, that applies to the income of the Company's subsidiaries for fiscal years beginning on or after December 31, 2023;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton's acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•	inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the at-the-market equity program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton's holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•	other risks discussed in the section entitled "Description of the Business - Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2023 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):

•	the payment of $175 million to Allied and the satisfaction of each party's obligations in accordance with the terms of the Gold Stream;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
•	that Wheaton's assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
•	that any sale of Common Shares under the at-the-market equity program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;
•	that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;
•	that the trading of the Company's Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2023, which was filed on March 28, 2024 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by,  Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended (the "Securities Act") which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

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SOURCE Wheaton Precious Metals Corp.

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For further information: For further information, please contact: Wheaton Precious Metals: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 19:23e 05-DEC-24